FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 April 2013

HSBC TO SELL GROUP TERM LIFE AND GROUP MEDICAL INSURANCE BUSINESSES IN SINGAPORE

HSBC Insurance (Singapore) Pte. Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its group term life insurance and group medical insurance portfolios in Singapore to AXA Life Insurance Singapore Private Limited ('AXA Singapore'). The gross asset value of these portfolios was approximately S$23.5m (approximately US$19.3m) at 31 December 2012.

The Hongkong and Shanghai Banking Corporation Limited ('the Bank'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has extended its existing exclusive 10-year bancassurance agreement with AXA Asia SAS and AXA General Insurance Hong Kong Limited, which relates to general insurance products, to include the distribution of group term life and group medical insurance products to the Bank's customers in Singapore. AXA Singapore and AXA Insurance Singapore Pte Limited will pay commissions on product sales to the Bank.

The sale of the Singapore group term life and group medical insurance portfolios represents further progress in the execution of the Group's strategy.

The transaction is subject to regulatory approval and is expected to complete within this year.

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 03 April 2013